Exhibit 4.115

Rights and Obligations Assumption Letter

This entity, Jiangxi Hengle Travel Agency Co., Ltd., is the subsidiary established by Beijing Boteng Consulting Co., Ltd. (“Investor”) and registered at Jinxian District Administration for Market Regulation on September 28, 2023. Jiangxi Leti Culture and Tourism Development Co., Ltd., which is the subsidiary of the Investor, holds 51% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, BGY Education Investment Management Co., Ltd., Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017 and the supplemental agreement entered into on August 13, 2021, this entity shall join the Agreement according to Article 10.3 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Jiangxi Hengle Travel Agency Co., Ltd. (Seal) Seal of Jiangxi Hengle Travel Agency Co., Ltd. Affixed

Date:	September 28, 2023